SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

SEC Registration No. 333-43593

LITHIA MOTORS, INC. SALARY REDUCTION PROFIT SHARING PLAN

LITHIA MOTORS, INC.

150 N Bartlett

Medford, OR 97501

Report of Independent Registered Public

Accounting Firm

and Financial Statements with

Supplemental Schedule for

Lithia Motors, Inc. Salary

Reduction Profit Sharing Plan

December 31, 2013 and 2012

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1-2

FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits	3
Statement of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5-12

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2013
Schedule H, Line 4i – Schedule of Assets (held at end of year)	13

EXHIBIT INDEX
Consent of Independent Registered Public Accounting Firm	14

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and 401(k) Plan Committee of the

Lithia Motors, Inc. Salary Reduction Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of Lithia Motors, Inc. Salary Reduction Profit Sharing Plan (the Plan) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in its net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Medford, Oregon

June 24, 2014

LITHIA MOTORS, INC.

SALARY REDUCTION PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2013	2012

ASSETS
Investments, at fair value
Common collective trust	$13,554,851	$14,067,813
Registered investment companies	81,977,958	62,212,747
Lithia Motors, Inc. Class A Common Stock	23,529,350	15,723,398
	119,062,159	92,003,958

Receivables
Notes receivable from participants	6,162,803	4,920,204
Employer's contribution	2,103,694	1,868,405
	8,266,497	6,788,609
	127,328,656	98,792,567

LIABILITIES
Excess participant contributions payable	(60,412)	(22,232)

NET ASSETS AVAILABLE FOR BENEFITS	$127,268,244	$98,770,335

See Notes to Financial Statements	Page 3

LITHIA MOTORS, INC.

SALARY REDUCTION PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2013
ADDITIONS TO NET ASSETS ATTRIBUTED TO
Investment income:
Net appreciation in fair value of investments	$22,206,607
Interest and dividends	4,197,625

26,404,232

Interest income on notes receivable from participants	264,185

Contributions:
Employer's	2,103,694
Participants'	12,155,426
Rollovers	1,115,111

15,374,231

42,042,648

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
Benefits paid to participants	13,278,027
Administrative expenses	266,712

13,544,739

NET INCREASE IN NET ASSETS	28,497,909

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	98,770,335

End of year	$127,268,244

See Notes to Financial Statements	Page 4

LITHIA MOTORS, INC.

SALARY REDUCTION PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF PLAN

The following description of the Lithia Motors, Inc. Salary Reduction Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General – The Plan is a defined contribution plan covering all eligible employees of Lithia Motors, Inc. and its subsidiaries (collectively, the Company) as defined in the Plan documents. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Administration – The Company has appointed a 401(k) Plan Committee (the Committee) to manage the operation and administration of the Plan. The Company has contracted with DWS Trust Company to act as the custodian and trustee and ADP Retirement Services, a third-party administrator, to process and maintain the records of participant data.

Contributions – Each year, the Company contributes to the Plan an amount determined annually by the Board of Directors. For employee contributions made in 2013 the Company contributed 38.6% on the first $2,500 of the employee contributions. The Participants must be employed on the last day of the Plan year to be eligible for this contribution. Participants may contribute, under a salary reduction agreement, the maximum allowed by the Internal Revenue Service under Code Section 402(g). The Plan also permits the automatic enrollment of eligible employees in the Plan with a contribution of 3% of eligible compensation, unless the employee affirmatively elects otherwise. Participants direct the investment of contributions into various investment options offered by the Plan. The Plan currently offers investments in various registered investment companies, a common collective trust managed by BNP Paribas Investment Partners as well as shares of Class A Common Stock of the Company.

Participant Accounts – Each participant’s account is credited with the participant’s contribution and an allocation of the Company’s contribution and Plan earnings, and is charged with a per capita allocation (equal amount) of the Plan’s administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting – Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their account is based on years of continuous service. A participant is 100% vested after six years of credited service.

Notes Receivable from Participants – Participants may borrow from their fund accounts a minimum of $500 and a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer from the investment fund to the participant loan fund. Loan terms range up to five years or up to thirty years for the purchase of a primary residence. The loans are secured by the vested balance in the participant’s account and bear interest at a rate of Prime + 1% (from plan minimum of 4.25% to 10.50% as of December 31, 2013, with various maturities through August 2043) at the time the loan is issued. Principal and interest are paid ratably through semimonthly payroll deductions.

LITHIA MOTORS, INC.

SALARY REDUCTION PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF THE PLAN (Continued)

Payment of Benefits – Upon termination, the participants or beneficiaries may elect to leave their account balance in the Plan, or receive their total benefits in a lump sum amount or annual, semiannual, quarterly or monthly installments over a period of years equal to the value of the participant’s vested interest in their account. The Plan requires the automatic distribution of participant vested account balances that do not exceed $5,000.

Forfeited Accounts – Forfeited non-vested accounts at December 31, 2013 and 2012 totaled $221,277 and $132,117, respectively, and are used to reduce future employer contributions.  Forfeitures utilized in 2014 to reduce the employer’s contribution for the year ended December 31, 2013 amounted to $237,183.

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting – The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP), using the accrual method of accounting.

Use of Estimates – The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The net appreciation in fair value of investments consists of both the realized gains or losses and unrealized appreciation and depreciation of those investments.

As required by GAAP, the statements of net assets available for benefits present the fair value of the Plan’s investment in a common collective trust which has underlying assets in investment contracts; however no adjustment was necessary as the fair value approximates contract value.  The statement of changes in net assets available for benefits is prepared on a contract value basis.

Investment securities are exposed to various risks, such as interest rate, market, and credit risk. It is reasonably possible, given the level of risk associated with investment securities, that changes in the near term could materially affect participants’ account balances and the amounts reported in the financial statements.

Notes Receivable from Participants – Notes receivable from participants are measured at amortized cost, which represents unpaid principal balance plus accrued but unpaid interest, and are classified as notes receivable.

Excess Contributions Payable – Excess contributions payable represent amounts refunded to participants after year end to comply with regulatory contribution limitations.

LITHIA MOTORS, INC.

SALARY REDUCTION PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES (Continued)

Payment of Benefits – Benefits are recorded when paid.

Administrative Expenses – Substantially all expenses except for audit and legal fees relating to the Plan are paid by the Plan.

Subsequent Events – Subsequent events are events or transactions that occur after the statement of net assets available for benefits date but before financial statements are issued. The Plan recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the statement of net assets available for benefits, including the estimates inherent in the process of preparing the financial statements. The Plan’s financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the statement of net assets available for benefits but arose after the statement of net assets available for benefits date and before financial statements are issued.

NOTE 3 – FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3).

Level 1:

Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:

Inputs to the valuation methodology include:

●	Quoted prices for similar assets or liabilities in active markets;
●	Quoted prices for identical or similar assets or liabilities in inactive markets;
●	Inputs other than quoted prices that are observable for the asset or liability;
●	Inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:

Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

LITHIA MOTORS, INC.

SALARY REDUCTION PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 3 – FAIR VALUE MEASUREMENTS (Continued)

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 from those used in prior years.

Common collective trust: The FFTW Income Plus fund is a common collective trust designed to provide preservation of capital and returns that are consistent regardless of stock and bond market volatility. The Fund seeks to earn a high level of income consistent with those objectives. The Fund holds guaranteed investment contracts which typically have a fixed maturity. Each contract contains a provision that the issuer will, if required, repay principal at the stated contract value for the purpose of paying benefit payments (fully benefit-responsive). The common collective trust is valued at fair value based on the underlying investments. The underlying investments are valued at fair value as determined by the trustee of the underlying investments (i.e. principal balance plus accrued interest).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Registered investment companies: Valued at quoted market prices which represent the net asset value (NAV) of shares held by the Plan at year end. It is not probable that the mutual funds would be sold at amounts that differ materially from the NAV of shares held.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2013 and 2012.

	Investments at fair value at December 31, 2013
	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
Common collective trust
Fixed income fund	$-	$13,554,851	$-	$13,554,851
Total Common collective trust	-	13,554,851	-	13,554,851

Registered investment companies
Bond funds	8,163,442	-	-	8,163,442
Growth funds	23,779,391	-	-	23,779,391
Value funds	6,286,852	-	-	6,286,852
Blend funds	27,464,230	-	-	27,464,230
Target date funds	16,284,043	-	-	16,284,043
Total Registered investment companies	81,977,958	-	-	81,977,958

Common stock
Lithia Motors, Inc. Class A	23,529,350	-	-	23,529,350
Total Common stock	23,529,350	-	-	23,529,350
	$105,507,308	$13,554,851	$-	$119,062,159

LITHIA MOTORS, INC.

SALARY REDUCTION PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 3 – FAIR VALUE MEASUREMENTS (Continued)

	Investments at fair value at December 31, 2012
	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
Common collective trust
Fixed income fund	$-	$14,067,813	$-	$14,067,813
Total Common collective trust	-	14,067,813	-	14,067,813

Registered Investment Companies
Bond funds	8,438,992	-	-	8,438,992
Growth funds	19,037,123	-	-	19,037,123
Value funds	4,312,783	-	-	4,312,783
Blend funds	19,954,670	-	-	19,954,670
Target date funds	10,469,179	-	-	10,469,179
Total Registered Investment Companies	62,212,747	-	-	62,212,747

Common stock
Lithia Motors, Inc. Class A	15,723,398	-	-	15,723,398
Total Common stock	15,723,398	-	-	15,723,398
	$77,936,145	$14,067,813	$-	$92,003,958

NOTE 4 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

NOTE 5 – INCOME TAX STATUS

The Plan has adopted a volume submitter plan that has received an opinion letter from the Internal Revenue Service dated March 31, 2008. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that the trust, which forms a part of the Plan, is exempt from federal taxes. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

In accordance with GAAP guidance on accounting for uncertainty in income taxes, management evaluated the Plan’s tax positions and does not believe the Plan has any uncertain tax positions that require disclosure or adjustment to the financial statements.

The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Trustees believe it is no longer subject to income tax examinations for years prior to 2010.

LITHIA MOTORS, INC.

SALARY REDUCTION PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 6 – INVESTMENTS

The following presents investments that represent 5% or more of Plan net assets at:

	December 31,
	2013	2012

Registered investment companies
MFS Total Return Fund - R3	$12,917,542	$10,411,384
DWS S&P 500 Index Fund - S	$8,510,837	$6,436,803
FFTW Income Plus, at contract value	$13,554,851	$14,067,813
Lithia Motors, Inc. Class A Common Stock	$23,529,350	$15,723,398

For the year ended December 31, 2013, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the period, appreciated in value as follows:

Year ended December 31, 2013
Registered investment companies	$9,890,396
Lithia Motors, Inc. Class A Common Stock	$12,316,211
Total	$22,206,607

LITHIA MOTORS, INC.

SALARY REDUCTION PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 7 – RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H OF FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Schedule H of Form 5500:

	December 31,
	2013	2012

Net assets available for benefits per the financial statements	$127,268,244	$98,770,335

Employer’s contribution receivable not accrued on Schedule H of Form 5500	(2,103,694)	(1,868,405)

Benefits payable accrued on Schedule H of Form 5500 but not on financial statements	(1,311)	(916)

Excess participant contributions payable not accrued on Schedule H of Form 5500	60,412	22,232

Net assets available for benefits per Schedule H of Form 5500	$125,223,651	$96,923,246

The following are reconciliations of employer and participant contributions and distributions per the financial statements for the year ended December 31, 2013 to Schedule H of Form 5500 as the Form 5500 is prepared on a cash basis while the financial statements are prepared on the accrual basis of accounting:

Year ended December 31, 2013
Employer contributions per the financial statements	$2,103,694

Plus 2012 employer contributions received by the Plan in 2013 not accrued on Schedule H of Form 5500	1,868,405

Less 2013 employer contributions received by the Plan in 2014 and not accrued on Schedule H of Form 5500	(2,103,694)

Employer contributions per Schedule H of Form 5500	$1,868,405

LITHIA MOTORS, INC.

SALARY REDUCTION PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 7 – RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H OF FORM 5500 (continued)

Year ended December 31, 2013
Participant contributions per the financial statements	$12,155,426

Excess participant contributions for 2013	60,412

Participant contributions per the Schedule H of Form 5500	$12,215,838

Year ended December 31, 2013
Benefits paid to participants per the financial statements	$13,278,027

Less benefits payable accrued for 2012	(916)

Benefits payable accrued for 2013 on Schedule H of Form 5500 but not on financial statements	1,311

Excess contributions during 2013 relating to 2012	22,232

Total benefits paid per the Schedule H of Form 5500	$13,300,654

NOTE 8 – TRANSACTIONS WITH PARTIES-IN-INTEREST AND RELATED PARTIES

Transactions in shares of the Plan Sponsor’s common stock qualify as party-in-interest transactions under the provisions of ERISA. During 2013, the Plan purchased $2,503,560 and sold $7,153,300 of the Plan Sponsor’s common stock. The number of shares held of company stock as of December 31, 2013 and 2012 totaled 338,942 and 420,112, respectively. The fair value of company stock as of December 31, 2013 and 2012 totaled $23,529,350 and $15,723,398, respectively.

Certain Plan investments are managed by DWS Scudder, the trustee of the Plan.  Any purchases and sales of these funds are performed in the open market at fair value.  Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

SUPPLEMENTAL SCHEDULE

LITHIA MOTORS, INC.

SALARY REDUCTION PROFIT SHARING PLAN

SCHEDULE H, LINE 4I – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2013

EIN 93-0572810 PN 003

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Number of Shares	(d) Cost	(e) Current value
	FFTW Income Plus	Common/Collective Trust	13,527,795.8100	N/A	$13,554,851
	Amer Cent Infl Adj Bond Fund INV	Registered Investment Company	157,998.6727	N/A	$1,821,725
	American Century Growth - INV	Registered Investment Company	165,743.7674	N/A	$5,413,191
	American Fund Eurpac Gr FD - R	Registered Investment Company	89,573.6441	N/A	$4,315,658
*	DWS Alt Asset Allocation S	Registered Investment Company	32,419.5173	N/A	$299,881
*	DWS Global Small Cap Growth - S	Registered Investment Company	40,596.0365	N/A	$1,879,191
*	DWS Large Cap Value Fund S	Registered Investment Company	175,936.7931	N/A	$3,904,038
*	DWS S&P 500 Index Fund - S	Registered Investment Company	346,532.4647	N/A	$8,510,837
	GS High Yield Fund - A	Registered Investment Company	589,769.9507	N/A	$4,199,162
	GS Mid Cap Value Fund - A	Registered Investment Company	54,056.5888	N/A	$2,382,814
	JPMorgan Smart Retirement 2010	Registered Investment Company	14,459.0377	N/A	$240,598
	JPMorgan Smart Retirement 2015	Registered Investment Company	237,512.1787	N/A	$4,097,085
	JPMorgan Smart Retirement 2020	Registered Investment Company	174,215.6424	N/A	$3,118,460
	JPMorgan Smart Retirement 2025	Registered Investment Company	7,620.6037	N/A	$131,455
	JPMorgan Smart Retirement 2030	Registered Investment Company	212,983.9198	N/A	$3,948,722
	JPMorgan Smart Retirement 2035	Registered Investment Company	29,538.1342	N/A	$524,302
	JPMorgan Smart Retirement 2040	Registered Investment Company	183,230.7926	N/A	$3,481,385
	JPMorgan Smart Retirement 2045	Registered Investment Company	12,931.9619	N/A	$232,387
	JPMorgan Smart Retirement 2050	Registered Investment Company	23,693.7489	N/A	$425,066
	JPMorgan Smart Retirement Inc	Registered Investment Company	4,926.1407	N/A	$84,582
	LA Fundamental EQ I	Registered Investment Company	286,659.6771	N/A	$4,405,959
	MFS Total Return FD - R3	Registered Investment Company	734,786.2476	N/A	$12,917,542
	Nueberger & Berman Genesis Trst	Registered Investment Company	72,311.1412	N/A	$4,667,684
	Nuveen Mid Cap Index I	Registered Investment Company	75,957.2015	N/A	$1,330,011
	Oppen Develop Markets - Y	Registered Investment Company	118,953.8100	N/A	$4,467,905
	Pimco Low Duration Fund - ADM	Registered Investment Company	207,411.0063	N/A	$2,142,556
	Vanguard MCG Inv	Registered Investment Company	122,756.2282	N/A	$3,035,762
*	Lithia Motors, Inc. Class A Common Stock	Common Stock	338,941.9479	N/A	$23,529,350
*	Participants Loans	Interest Rates (4.25 % to 10.50%)			$6,162,803
					$125,224,962

N/A - Cost is not applicable as these are participant directed investments.

* - Party-in-interest to the Plan

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 24, 2014	LITHIA MOTORS, INC.
SALARY REDUCTION PROFIT SHARING PLAN

	By:	/s/ Carla Hegler
Carla Hegler

EXHIBIT INDEX

Exhibit                  Description

 23                          Consent of Independent Registered Public Accounting Firm

Page 14